Filed by General Electric Company
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Baker Hughes Incorporated
Commission File No.: 001-09397
Date: December 22, 2016

The following transcript is for a video made available to employees of General Electric Company and Baker Hughes Incorporated:

Baker Hughes Breaking News
“Sizzle Reel” from Oct 31, 2016

0:00:02.2 CNBC ANNOUNCER: One of our big stories, of course, this morning, we’ve talked about all morning long is GE’s combination of its oil and gas business with Baker Hughes. (clapping) That will create a publicly traded energy services powerhouse. The newly formed company would operate with over 32 billion dollars a year in revenue.

LORENZO SIMONELLI AT RANKIN TOWNHALL: I think we’ve got an opportunity to really differentiate for our customers, be able to create better outcomes, and also, from an employee base, an exciting place to work. This is really a unification of two great brands with great history, two great companies with a great legacy, and how we take them forward.

MARTIN CRAIGHEAD AT RANKIN TOWNHALL: We were quite surprised with the health of the business, its market position, its margins. It’s a fantastic business. So you take that portfolio, real gas-oriented, midstream and downstream, huge positions in things like LNG, and transport, and so forth. You put that together with the upstream side, a very similar DNA. It was hard to tell who was GE and who was Baker Hughes. This is a combination that has been a long time in the making.

JEFF IMMELT AT RANKIN TOWNHALL: And the combination of your oilfield services capability, our technology service visual capability, we really start this new company in a position of strength. And one that we think is going to be tremendously valuable as time goes on.

BLOOMBERG EXCERPT:

MARTIN CRAIGHEAD: If you’re able to play in a much broader array of the oil and gas sector, and you couple upstream (our domain) with GE’s more midstream downstream domain, then you can go to customer community, Alex, and have a conversation about reducing their dollars per barrel, improving their recovery factors, optimizing their production profiles—all of the urgent issues that are facing the customers. Nobody can do that right now.

LORENZO SIMONELLI: So with Baker Hughes we get much more of the upstream focus on the oilfield services side, which we’re able to bring into what we already have from the midstream and the downstream with the pumps, the valves to rotate the equipment.

MARTIN CRAIGHEAD AT RANKIN TOWNHALL: Inside the GE store, it’s like nothing you’ve ever seen before in terms of the technology, in terms of the portfolio, and some of their capabilities from things like supply chain, engineering, technology. I’m a real technology buff—grew up in it, spent as much time as I can with you in Celle, Germany, and some of our other centers. But the things that I saw were off the charts. I thought about our scientists and engineers being able to tap into that. And I tell you what, it’s going to be like going to Disneyland when that day occurs for our folks.

LORENZO SIMONELLI ON CNBC: You’ve heard already the aspect of the complimentary nature of the products and services we’re going to be able to provide. We are introducing a concept of full stream going across the value chain. And then, also, providing productivity to our customers by Predix and the usage of big data. So the confidence is there. I think we’ve got a proven track record. And the teams—the cultural fit between the teams is already there.

UNIDENTIFIED BAKER HUGHES EMPLOYEE AT RANKIN TOWNHALL: When will we be able to use Predix because this is absolutely something that— (laughs)

Yeah, so—

We’ve been salivating quite literally around for some time. So that would really help knowing when we can do that.

JEFF IMMELT ON CNBC: I think it’s a direct fit. It’s an essential business. It’s an industry where GE has done well and where you can use the technology, the services, the global footprint. So we view this as the ability to run this thing and generate tremendous value for the Baker Hughes shareholders and for the GE shareholders.

LORENZO SIMONELLI AT RANKIN TOWNHALL: I do want to talk a little bit about what lies ahead. Today, we made the announcement. We’ve got to get to close. And we’re all going to be committed to working through the various steps. And we anticipate close happening in the second half of 2017. We want this to be a family. We want this—a coming together of employees, and also, sharing in the opportunity that we have ahead of us, and the opportunity of creating something truly special for our customers with the technology and services.

0:04:07.8 (end of audio)

Additional Information and Where to Find It

In connection with the proposed transaction between GE and Baker Hughes, Bear Newco, Inc. (“Newco”) will prepare and file with the SEC a registration statement on Form S-4 that will include a combined proxy statement/prospectus of Newco and Baker Hughes (the “Combined Proxy Statement/Prospectus”). Baker Hughes and Newco will prepare and file the Combined Proxy Statement/Prospectus with the SEC, and Baker Hughes will mail the Combined Proxy Statement/Prospectus to its stockholders and file other documents regarding the proposed transaction with the SEC. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents Baker Hughes and/or Newco may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE COMBINED PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, ANY AMENDMENTS OR SUPPLEMENTS TO THE COMBINED PROXY STATEMENT/PROSPECTUS, AND OTHER DOCUMENTS FILED BY BAKER HUGHES OR NEWCO WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the Combined Proxy Statement/Prospectus and other documents filed with the SEC by Baker Hughes and/or Newco through the website maintained by the SEC at www.sec.gov. Investors and security holders will also be able to obtain free copies of the documents filed by Newco and/or Baker Hughes with the SEC on Baker Hughes’ website at http://www.bakerhughes.com or by contacting Baker Hughes Investor Relations at alondra.oteyza@bakerhughes.com or by calling +1-713-439-8822.

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

GE, Baker Hughes, Newco, their respective directors, executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Combined Proxy Statement/Prospectus and other relevant materials when it is filed with the SEC. Information regarding the directors and executive officers of GE is contained in GE’s proxy statement for its 2016 annual meeting of stockholders, filed with the SEC on March 16, 2016, its Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on February 26, 2016, its Quarterly Report on Form 10-Q/A for the quarter ended September 30, 2016, which was filed with the SEC on November 9, 2016 and certain of its Current Reports filed on Form 8-K. Information regarding the directors and executive officers of Baker Hughes is contained in Baker Hughes’ proxy statement for its 2016 annual meeting of stockholders, filed with the SEC on April 11, 2016, its Annual Report on Form 10-K/A for the year ended December 31, 2015, which was filed with the SEC on February 19, 2016, its Quarterly Report on Form 10-Q for the quarter ended September 30, 2016 which was filed with the SEC on October 25, 2016 and certain of its Current Reports filed on Form 8-K. These documents can be obtained free of charge from the sources indicated above.

Caution Concerning Forward-Looking Statements

This communication contains “forward-looking” statements as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between GE and Baker Hughes.  All statements, other than historical facts, including statements regarding the expected timing and structure of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction such as improved operations, enhanced revenues and cash flow, synergies, growth potential, market profile, customers’ business plans and financial strength; the competitive ability and position of the combined company following completion of the proposed transaction, including the projected impact on GE’s earnings per share; oil and natural gas market conditions; costs and availability of resources; legal, economic and regulatory conditions; and any assumptions underlying any of the foregoing, are forward-looking statements.  Forward-looking statements concern future circumstances and results and other statements that are not historical facts and are sometimes identified by the words “may,” “will,” “should,” “potential,” “intend,” “expect,” “endeavor,” “seek,” “anticipate,” “estimate,” “overestimate,” “underestimate,” “believe,” “could,” “project,” “predict,” “continue,” “target” or other similar words or expressions.  Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions.  Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements.  The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved.  Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of Baker Hughes may not be obtained; (2) the risk that the proposed transaction may not be completed in the time frame expected by GE or Baker Hughes, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of GE, Baker Hughes and Newco; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in achieving revenue and cost synergies of the combined company; (8) inability to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the contemplated merger or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions, including oil price changes;

(13) actions by third parties, including government agencies; and (14) other risk factors as detailed from time to time in GE’s and Baker Hughes’ reports filed with the SEC, including GE’s and Baker Hughes’ annual report on Form 10-K, periodic quarterly reports on Form 10-Q, periodic current reports on Form 8-K and other documents filed with the SEC.  The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this communication.  Neither GE nor Baker Hughes undertakes any obligation to update any forward-looking statements, whether as a result of new information or developments, future events or otherwise, except as required by law.  Readers are cautioned not to place undue reliance on any of these forward-looking statements.